PÜRE-LIGHT®

Revolutionary Super-Oxygen Light Technology®

Making Homes & Businesses and the World CLEANER...FRESHER...HAPPIER...SAFER

Pure-Light Technologies, Inc.

FINANCIAL STATEMENTS FOR 2018, 2019

AND THE YTD PERIOD ENDING August 8, 2020

PÜRE-LIGHT

TECHNOLOGIES, INC

TABLE OF CONTENTS

Pure-Light Technologies
BALANCE SHEET

As of August 8, 2020

	JAN - DEC 2018	JAN - DEC 2019	JAN 1 - AUG 8, 2020
ASSETS			
Current Assets			
Bank Accounts			
Checking Account	11,150.54	4,860.48	4,829.27
Paypal Account	1,471.70	1,061.47	4,619.12
Pure-Light Checking	0.00	0.00	0.00
Savings Account			42,053.55
Total Bank Accounts	**$12,622.24**	**$5,921.95**	**$51,501.94**
Other Current Assets			
Employee Cash Advances	83.45	83.45	83.45
Inventory Asset	0.00	0.00	0.00
Supplier Advance	75,676.00	75,676.00	0.00
Uncategorized Asset			-5,297.87
Total Other Current Assets	**$75,759.45**	**$75,759.45**	**$ -5,214.42**
Total Current Assets	**$88,381.69**	**$81,681.40**	**$46,287.52**
Fixed Assets			

Intangible Assets			
Amortization	-202.00	-388.00	-388.00
Original cost	2,795.00	2,795.00	2,795.00
Total Intangible Assets	**2,593.00**	**2,407.00**	**2,407.00**
Total Fixed Assets	**$2,593.00**	**$2,407.00**	**$2,407.00**
Other Assets			
Bitcoin	8,500.00	8,500.00	8,500.00
Total Other Assets	**$8,500.00**	**$8,500.00**	**$8,500.00**
TOTAL ASSETS	**$99,474.69**	**$92,588.40**	**$57,194.52**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
Credit Card	-100.00	0.00	-17,267.18
Discover Credit Card			-8,398.33
Gold Delta SkyMiles Busn-01009	2,259.83	6,120.43	4,386.32
Total Credit Cards	**$2,159.83**	**$6,120.43**	**$ -21,279.19**
Other Current Liabilities			
Direct Deposit Payable	1,912.12	0.00	-188.10
Loan from Owner			-1,200.00

Loans Payable	140,774.00	0.00	-2,658.79
Note Payable to Total Solar Technologies	58,083.00	54,004.95	16,088.30
Payroll Liabilities			
Federal Taxes Payable	-317.28	45.34	41.92
Federal Unemployment	442.76	116.65	133.62
Idaho State Withholding	121.00	1.00	3.00
Idaho Unemployment Tax Payable	165.89	27.64	57.72
Postage repay		0.00	0.00
S-corp Health Insurance	-4,907.00	0.00	0.00
Total Payroll Liabilities	**-4,494.63**	**190.63**	**236.26**
Sales Tax Payable		0.00	-1,208.98
Total Other Current Liabilities	**$196,274.49**	**$54,195.58**	**$11,068.69**
Total Current Liabilities	**$198,434.32**	**$60,316.01**	**$ -10,210.50**
Long-Term Liabilities			
Loan Unsecured	14,229.99	0.00	0.00
Total Long-Term Liabilities	**$14,229.99**	**$0.00**	**$0.00**
Total Liabilities	**$212,664.31**	**$60,316.01**	**$ -10,210.50**

Equity

Paid in Capital	23,572.84	164,123.96	164,123.96
Common Stock		700.00	700.00
Retained Earnings	29,344.62	-136,762.46	-132,551.57
Shareholder Distributions			
Member Contributions - Roger Young	0.00	0.00	0.00
Member Distribution - Roger Young	0.00	0.00	-8,345.58
Total Shareholder Distributions	**0.00**	**0.00**	**-8,345.58**
Net Income	-166,107.08	4,210.89	43,478.21
Total Equity	**$ -113,189.62**	**$32,272.39**	**$67,405.02**
TOTAL LIABILITIES AND EQUITY	**$99,474.69**	**$92,588.40**	**$57,194.52**

Retained Earnings

	Common Stock				
	Shares	Amount	Additional Paid in Capital	Retained Earnings	Total
Beginning Balance January 1, 2018	98,890,000	0	18,719	29,344	48,063
Comprehensive gain/loss					
Net Income				-166,107	-166,107
Ending Balance December 31, 2018	98,890,000	0	23,573	-136,763	-113,190

	Common Stock				
	Shares	Amount	Additional Paid in Capital	Retained Earnings	Total
Beginning Balance January 1, 2019	98,890,000	0	23,573	-136,763	-113,190
Comprehensive gain/loss					
Net Income				4,211	4,211
Ending Balance December 31, 2019	99,590,000	700	164,124	-132,552	32,272

Pure-Light Technologies
PROFIT AND LOSS
January 1, 2018 - August 8, 2020

	JAN - DEC 2018	JAN - DEC 2019	JAN 1 - AUG 8, 2020	TOTAL
Income				
Member Investment	0.00		30,000.00	$30,000.00
Paycheck Protection Plan			7,100.00	$7,100.00
Refunds and Allowances	133.56			$133.56
Sales of Product Income	896,155.57	124,646.33	191,534.89	$1,212,336.79
Sales of Services	22,244.19	864.25	1,181.85	$24,290.29
Services	2,521.97			$2,521.97
Total Income	**$921,055.29**	**$125,510.58**	**$229,816.74**	**$1,276,382.61**
Cost of Goods Sold				
Cost of Goods Sold	234,342.47	4,219.54	27,772.87	$266,334.88
Total Cost of Goods Sold	**$234,342.47**	**$4,219.54**	**$27,772.87**	**$266,334.88**
GROSS PROFIT	**$686,712.82**	**$121,291.04**	**$202,043.87**	**$1,010,047.73**
Expenses				
Advertising & Marketing	41,556.85	4,569.67	54,067.99	$100,194.51
Gifts		29.99		$29.99
Web Development	17,709.00	150.00	3,150.00	$21,009.00

Total Advertising & Marketing	**59,265.85**	**4,749.66**	**57,217.99**	**$121,233.50**
Auto Expense			35.69	$35.69
Fuel	4,853.44	1,574.19	1,095.21	$7,522.84
Insurance	1,311.56	618.47	509.80	$2,439.83
Maintenance & Repairs	482.91		13.00	$495.91
Parking & Tolls	45.00			$45.00
Registration & Licensing	179.65			$179.65
Total Auto Expense	**6,872.56**	**2,192.66**	**1,653.70**	**$10,718.92**
Bad Debts			4,881.88	$4,881.88
Bank Service Charges	1,128.86	357.46	54.00	$1,540.32
Finance Charge		1,654.17	440.17	$2,094.34
Foreign bank fee	51.65	24.78	14.91	$91.34
Paypal Merchant Fees	3,490.41	284.14	3,941.19	$7,715.74
Total Bank Service Charges	**4,670.92**	**2,320.55**	**4,450.27**	**$11,441.74**
Filing Fee			20.00	$20.00
Gas	212.78		48.01	$260.79
Interest Paid	18,634.64	2,989.83	-2,175.44	$19,449.03
Legal and Professional	526.03		352.60	$878.63
Accounting Services	5,347.57	2,101.18	4,579.47	$12,028.22
	252,258.13	15,545.50	6,468.35	$274,271.98

Commissions				
Consultants	18,505.00			$18,505.00
Contractor	12,012.00	308.00		$12,320.00
Legal	996.00	240.60	13,424.00	$14,660.60
Total Legal and Professional	**289,644.73**	**18,195.28**	**24,824.42**	**$332,664.43**
Liability Insurance			721.52	$721.52
Meals	1,993.46	62.62	112.63	$2,168.71
Merchant Account	11.71			$11.71
Office Expenses	4,193.00		326.61	$4,519.61
Cleaning/Maintenance		145.76		$145.76
Dues & Subscriptions	1,023.44	1,115.28		$2,138.72
Internet	1,136.62	425.95	429.95	$1,992.52
Office Supplies	11,193.92	40.00	1,029.76	$12,263.68
Phones	3,390.28	1,300.66	294.60	$4,985.54
Postage and Shipping	57,719.33	9,667.21	18,718.98	$86,105.52
Utilities	2,305.96	1,722.04	1,011.86	$5,039.86
Garbage	275.00	330.00	330.00	$935.00
Phone	2,218.92	741.88	347.41	$3,308.21
Total Utilities	**4,799.88**	**2,793.92**	**1,689.27**	**$9,283.07**
Total Office Expenses	**83,456.47**	**15,488.78**	**22,489.17**	**$121,434.42**

Payroll Expenses	-19.69			$ -19.69
Officer Compensation		8,609.50		$8,609.50
Payroll Taxes	16,693.86	3,933.04	2,614.83	$23,241.73
Salaries and Wages	181,134.26	31,381.93	29,194.02	$241,710.21
Workers Compensation Insurance	2,768.00			$2,768.00
Total Payroll Expenses	**200,576.43**	**43,924.47**	**31,808.85**	**$276,309.75**
Political Donation	1,000.00			$1,000.00
Product development	5,400.00			$5,400.00
Reimbursement	47.80			$47.80
Rent & Lease	4,620.00			$4,620.00
Buildings	15,684.00	13,456.00	8,321.00	$37,461.00
Equipment Rental			1,824.00	$1,824.00
Total Rent & Lease	**20,304.00**	**13,456.00**	**10,145.00**	**$43,905.00**
Research & Development	3,778.23	205.87	419.38	$4,403.48
Royalty Payment	110,965.50	4,378.00		$115,343.50
S-corp Health Insurancel			58.00	$58.00
State Insurance Fund		1,102.00		$1,102.00
Taxes & Licenses	1,569.41		234.32	$1,803.73
Business Licenses and Permits	105.66	162.94		$268.60
	1,675.07	**162.94**	**234.32**	**$2,072.33**

Total Taxes & Licenses

Testing	19,719.99		0.01	$19,720.00
Tools	1,011.79	596.60		$1,608.39
Trademark	848.00		249.00	$1,097.00
Travel	6,458.15	2,484.65		$8,942.80
Airfare	8,493.62	2,251.52		$10,745.14
Hotel	5,812.57	1,129.07	192.06	$7,133.70
Transportation	706.41	813.47		$1,519.88
Travel insurance		204.84		$204.84
Travel Meals	849.59	185.34	243.44	$1,278.37
Total Travel	**22,320.34**	**7,068.89**	**435.50**	**$29,824.73**
Travel Entertainment (deleted)	129.81			$129.81
Uncategorized Expense			1,000.00	$1,000.00
Uniforms	93.82			$93.82
Total Expenses	**$852,633.90**	**$116,894.15**	**$158,594.21**	**$1,128,122.26**
NET OPERATING INCOME	**$ -165,921.08**	**$4,396.89**	**$43,449.66**	**$ -118,074.53**
Other Income				
Interest Income			28.55	$28.55
Total Other Income	**$0.00**	**$0.00**	**$28.55**	**$28.55**
Other Expenses				

Amortization	186.00	186.00		$372.00
Total Other Expenses	**$186.00**	**$186.00**	**$0.00**	**$372.00**
NET OTHER INCOME	$ -186.00	$ -186.00	$28.55	$ -343.45
NET INCOME	$ -166,107.08	$4,210.89	$43,478.21	$ -118,417.98

STATEMENT OF CASH FLOWS

January 1, 2018 - August 8, 2020

	JAN - DEC 2018	JAN - DEC 2019	JAN 1 - AUG 8, 2020	TOTAL
OPERATING ACTIVITIES				
Net Income	-157,099.89	4,210.89	43,478.21	$ -109,410.79
Adjustments to reconcile Net Income to Net Cash provided by operations:				$0.00
Employee Cash Advances	-83.45			$ -83.45
Inventory Asset	75,676.00			$75,676.00
Supplier Advance	-75,676.00		75,676.00	$0.00
Uncategorized Asset			5,297.87	$5,297.87
Intangible Assets:Amortization	186.00	186.00		$372.00
Accounts Payable	-9,007.19			$ -9,007.19
Credit Card	-100.00	100.00	-17,267.18	$ -17,267.18
Discover Credit Card			-8,398.33	$ -8,398.33

Gold Delta SkyMiles Busn-01009	2,259.83	3,860.60	-1,734.11	$4,386.32
Direct Deposit Payable	1,912.12	-1,912.12	-188.10	$ -188.10
Loan from Owner			-1,200.00	$ -1,200.00
Loans Payable	140,774.00	-140,774.00	-2,658.79	$ -2,658.79
Note Payable to Total Solar Technologies	-16,917.00	-4,078.05	-37,916.65	$ -58,911.70
Payroll Liabilities:Federal Taxes Payable	-1,082.66	362.62	-3.42	$ -723.46
Payroll Liabilities:Federal Unemployment	419.13	-326.11	16.97	$109.99
Payroll Liabilities:Idaho State Withholding	43.00	-120.00	2.00	$ -75.00
Payroll Liabilities:Idaho Unemployment Tax Payable	110.95	-138.25	30.08	$2.78
Payroll Liabilities:Postage repay		0.00	0.00	$0.00
Payroll Liabilities:S-corp Health Insurance	-4,907.00	4,907.00		$0.00
Sales Tax Payable		0.00	-1,208.98	$ -1,208.98
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**113,607.73**	**-137,932.31**	**10,447.36**	**$ -13,877.22**
Net cash provided by operating activities	**$ -43,492.16**	**$ -133,721.42**	**$53,925.57**	**$ -123,288.01**
INVESTING ACTIVITIES				
Bitcoin	-8,500.00			$ -8,500.00

Net cash provided by investing activities	$ -8,500.00	$0.00	$0.00	$ -8,500.00
FINANCING ACTIVITIES				
Loan Unsecured	14,229.99	-14,229.99		$0.00
Additional Paid in Capital	23,572.84	140,551.12		$164,123.96
Common Stock		700.00		$700.00
Shareholder Distributions:Member Contributions - Roger Young	-18,718.79	0.00		$ -18,718.79
Shareholder Distributions:Member Distribution - Roger Young	0.00	0.00	-8,345.58	$ -8,345.58
Net cash provided by financing activities	$19,084.04	$127,021.13	$ -8,345.58	$137,759.59
NET CASH INCREASE FOR PERIOD	$ -32,908.12	$ -6,700.29	$45,579.99	$5,971.58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
August 8, 2020

1. **Summary of Significant Accounting Policies and Practices**
   a. The Company's financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").
   b. The Company's financial statements have not been audited by an independent CPA. However, the Company is planning to have them reviewed by an independent CPA firm within the next few months and has already started the process.
   c. The financial statement include information from January 1, 2018 through August 8, 2020.
   d. The Company was operated as a "S" corp up until May of 2019, when it changed over to a "C" corp.
2. Pure-Light Technologies, Inc. was incorporated in the State of Wyoming on October 25, 2015.
3. Pure-Light Technologies, Inc. was formed by Total Solar Technologies, Inc. a specialized solar energy company owned and operated by Mr. Roger Young.
   a. Pure-Light Technologies, Inc. was started with a $100,000 cash loan from Total Solar, and during it's existence has relied heavily upon the staff, equipment, and related systems provided by Total Solar.
   b. It was in 2017 that Mr. Young had developed the technology of Pure-Light to a point that he left Total Solar and spent almost all of his time at Pure-Light.
   c. It was in early 2018 that Pure-Light started manufacturing light bulbs with their proprietary formula and began test marketing them.
4. Pure-Light Technologies, Inc has been working to bring to market a Revolutionary Super-Oxygen® technology that can be applied in numerous ways and on multiple products. This has allowed them to "invent" a new type of LED light bulb (now patent pending) that makes all other light bulbs obsolete, also an Anti-Smog Electric Muffler (now patent pending) that should reduce vehicle emissions as much as 80%, and an Anti-Barnacle Transparent Marine coating (now patent pending) that prevents barnacles from forming on boats for 12-36 months. Over 50 additional products have been identified as well.
5. Please note that in 2019 the Company suffered greatly because of the health problems with it's CEO Mr. Young. However, in early 2020 the problem was diagnosed (Septic Gall Bladder) and rectified. Since then he has returned to much improved health and the Company has rebounded.
6. **Fiscal Year**
   a. The Company operates on a December 31st year-end.
7. **Principles of Consolidation and Basis of Accounting**
   a. The financial statements include all of the accounts of Pure-Light Technologies, Inc.
   b. The 2018 and 2019 financial statements have been prepared on a Cash basis and the 2020 YTD have been prepared on the accrual basis of accounting.
   c. Use of Estimates The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve



judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those **estimates.**

8. **Risks and Uncertainties**
    a. The Company has a five year operating history during which it has relied heavily upon the assistance of Total Solar Technologies Inc.
    b. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of August, 2020, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. As of August 8,2020 the Company has no Accounts Receivables that have not been expensed or reported as losses.

Loans Receivable

The Company has no loan receivables.

Related Party Transactions

Shareholder Contributions   (Roger Young)   -$8345.58
Loan from Owner (Roger Young) $1200
Note payable to Total Solar Technologies $16,088.30

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes



The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Idaho and Wyoming.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $4,428,320 in revenue from inception of March 12, 2019 through December 31, 2019.

Warranty Reserve
The product contracts entered into generally provide a one to five-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.